UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Confirms 2008 Revenues Release Date

BRUSSELS, Belgium, January 9, 2009 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2008 revenues (ended December 2008) on Friday January 16, 2009 at 8:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the third quarter of 2008, Delhaize Group’s sales network consisted of 2,630 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Financial Calendar

Press release - 2008 fourth quarter and full year 2008 results: March 12, 2009

Press release - 2009 first quarter results: May 6, 2009

Press release - 2009 second quarter results: August 6, 2009

Press release - 2009 third quarter results: November 5, 2009

CONTACTS:

Guy Elewaut: +32 2 412 29 48

Geert Verellen: +32 2 412 83 62

Aurélie Bultynck: +32 2412 83 61

Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)

Barbera Hoppenbrouwers (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 12, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President